EXHIBIT 99.1

Alvarion (in Receivership and Liquidation) Announces NASDAQ Decision to Delist the Company

ROSH HA'AYIN, Israel, Aug. 11, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and liquidation) ("Alvarion" or the "Company") (OTCQB:ALVRQ) announced today that it has been advised that the NASDAQ Listing and Hearing Review Council (the "Review Council") determined to delist the Company's securities from The NASDAQ Global Market. The Company had previously obtained an extension from the Review Council within which to evidence compliance with the applicable requirements for listing on NASDAQ, which expired on July 12, 2014 without the Company's satisfaction of these requirements.

The Company's securities have been quoted on the OTCQB market under the trading symbol "ALVRQ" since January 16, 2014 and, although the Company can provide no assurances, it expects that its securities will continue to trade OTC going forward. Trading in the Company's shares on the Tel Aviv Stock Exchange continues to be suspended.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com